UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

  On April 25, 2019, the Bank of N.T. Butterfield & Son Limited (“Butterfield”), through its wholly owned subsidiary, Butterfield Bank (Guernsey) Limited, a company incorporated in Guernsey (“Butterfield Guernsey”), entered into a deed for the sale and purchase of the shares of ABN AMRO (Channel Islands) Limited (“ABN AMRO (Channel Islands)”) (the “Purchase Agreement”), by and among Butterfield Guernsey, ABN AMRO Bank N.V., a company incorporated in the Netherlands (“ABN AMRO”), and Butterfield, solely to guarantee the obligations of Butterfield Guernsey under the Purchase Agreement.

                Pursuant to the Purchase Agreement, and upon the terms and subject to the conditions set forth therein, Butterfield Guernsey will acquire ABN AMRO (Channel Islands) through the purchase of all the issued shares in the capital of ABN AMRO (Channel Islands), for an aggregate purchase price of £161 million in cash (or approximately $208 million based on an 1.2932 USD to 1 GBP exchange rate as of April 23, 2019), subject to certain purchase price adjustments specified in the Purchase Agreement.

                Under the terms of the Purchase Agreement, the parties’ obligations to consummate the transactions contemplated by the Purchase Agreement are subject to customary closing conditions, including, among other things, the receipt of certain regulatory approvals. In addition, Butterfield Guernsey’s obligation to consummate the transactions contemplated by the Purchase Agreement is subject to, among other things, there not having occurred, since the date of the Purchase Agreement, a Material Adverse Effect (as defined in the Purchase Agreement). The transaction is expected to close during the third quarter of 2019.

                The Purchase Agreement also contains customary termination rights for Butterfield Guernsey and ABN AMRO. Upon any termination of the Purchase Agreement, the Purchase Agreement will become void, except that certain specified obligations of the parties will survive, including obligations concerning confidentiality.

                The cash consideration payable at the Closing is expected to be financed with cash on Butterfield’s balance sheet. The parties’ obligations to consummate the transaction are not subject to any condition related to the availability of financing.

                The Purchase Agreement contains representations, warranties and covenants of Butterfield, Butterfield Guernsey and ABN AMRO that are customary for a transaction of this nature, including among others, covenants by ABN AMRO regarding the conduct of ABN AMRO (Channel Islands)’s business and by the parties regarding public disclosures during the period between signing of the Purchase Agreement and the Closing. The representations and warranties of Butterfield, Butterfield Guernsey and ABN AMRO in the Purchase Agreement will survive the Closing and any claims in relation thereto are subject to customary financial and temporal limitations. The Purchase Agreement includes indemnification obligations of ABN AMRO in favor of Butterfield Guernsey for certain specified matters.

                The Purchase Agreement and the consummation of the transactions contemplated thereby have been unanimously approved by Butterfield’s board of directors and Butterfield Guernsey’s board of directors.

                The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated by reference herein. The Purchase Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Butterfield, Butterfield Guernsey or ABN AMRO. In particular, the assertions embodied in the representations and warranties contained in the Purchase Agreement are qualified by information in confidential disclosure schedules provided by the ABN AMRO to Butterfield Guernsey in connection with the signing of the Purchase Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Purchase Agreement. Moreover, certain representations and warranties in the Purchase Agreement were used for the purposes of allocating risk between Butterfield Guernsey and ABN AMRO rather than establishing matters of fact. Accordingly, the representations and warranties in the Purchase Agreement should not be relied on as characterizations of the actual state of facts about Butterfield, Butterfield Guernsey or ABN AMRO.

On April 25, 2019, Butterfield issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

On April 25, 2019, Butterfield issued an investor presentation relating to the transaction contemplated by the Purchase Agreement. A copy of the investor presentation is furnished as Exhibit 99.2 to this Form 6-K.

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FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 based on current assumptions and forecasts made by The Bank of N.T. Butterfield & Son Limited (“Butterfield”) management. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target”, “to be”, “likely to”, “can” and other similar words and expressions of the future. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Butterfield and the estimates given here. These factors include the following:

Butterfield’s ability to successfully complete the proposed acquisition of ABN AMRO (Channel Islands) Limited (“ABN AMRO (Channel Islands)”) or realize the anticipated benefits of the proposed transaction in the expected time-frames or at all; Butterfield’s ability to successfully integrate ABN AMRO (Channel Islands)’s operations into those of Butterfield; such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied; revenues following the proposed transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction; risks associated with the disruption of management’s attention from ongoing business operations due to the proposed transaction; the parties’ ability to meet expectations regarding the timing and completion of the proposed transaction; delays in obtaining any approvals required for the proposed transaction or an inability or perceived inability to obtain them on the anticipated schedule (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the outcome of any legal proceedings that may be instituted against Butterfield or ABN AMRO (Channel Islands); and other factors.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except as otherwise required by law, Butterfield assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Jeff Bennett
	Name:	Jeff Bennett
	Title:	Group Chief Accountant

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EXHIBIT INDEX

Exhibit	Description

2.1	Purchase Agreement, dated April 24, 2019, by and among Bank of N.T. Butterfield & Son Limited, Butterfield Bank (Guernsey) Limited and ABN AMRO (Channel Islands) Limited †
99.1	Press release - Butterfield to Acquire ABN AMRO (Channel Islands) Limited
99.2	Investor presentation - Butterfield to Acquire ABN AMRO (Channel Islands) Limited

† Certain schedules have been omitted pursuant to Item 601(b)2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

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